
October 31, 2023

Dermot McDonogh
Chief Financial Officer
Bank of New York Mellon Corp
240 Greenwich Street
New York, New York 10286

> **Re: Bank of New York Mellon Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-35651**

Dear Dermot McDonogh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James Killerlane